UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 23, 2019

_____

In the Matter of

Relmada Therapeutics, Inc.
880 Third Avenue, 12th Floor
New York, NY 10022

File No. 333-207248

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                                  ORDER DECLARING REGISTRATION
                                  STATEMENT ABANDONED UNDER THE
                                  SECURITIES ACT OF 1933, AS AMENDED

       Relmada Therapeutics, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Relmada Therapeutics, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 23, 2019.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa Countryman
Secretary